Exhibit 99.78

June 1, 2006

Penn West Energy Trust

2200, 425 1st Street S.W.

Calgary, Alberta

T2P 3L8

Canada

Dear Sirs:

Re:          Registration Statement on Form 40-F

We hereby consent to the reference to our firm name in the Joint Information Circular and Proxy Statement, dated May 23, 2006, filed as part of the Registration Statement on Form 40-F of Penn West Energy Trust registering its Trust Units under the Securities Exchange Act of 1934, as amended. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

/s/ Burnet, Duckworth & Palmer LLP